SUNSET SUITS HOLDINGS, INC.

December 23, 2009

John Reynolds
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re:**
>
> **Sunset Suits Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 30, 2009**
> **File No. 333-152149**

Dear Mr. Reynolds:

On behalf of Sunset Suits Holdings, Inc. ("***Sunset Suits***" or the "***Company***"), we hereby submit Sunset Suits' responses to the comments of the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") delivered to the Company on December 15, 2009, following the filing of the above-referenced Amendment No. 54 to Registration Statement on Form S-1 (the "***S-1/A***").

For the convenience of the Staff, a summary of the Staff's comments is included and is followed by the corresponding response of Sunset Suits. References in this letter to "we," "us" and "our" refer to Sunset Suits unless the context indicates otherwise.

The responses below are for the purpose of expediting the process of completing the registration by addressing those comments or portions thereof that can be addressed in advance of the updated financial statements.

Risk Factors, page 6

1. We note your response to comment one in our letter dated October 5, 2009, and we re-issue that comment. Please revise the first paragraph of the risk factor to clearly disclose the total accrued liabilities arising out of the social security and tax obligations. It is difficult to understand the magnitude of the risk because there are 14 paragraphs with extensive detail and history, including quantitative details of deferments, principal payments, and interest payments at different times - some involving amounts as little as "PLN 20,058 (approximately $6,321) and interest of PLN 1,181 (approximately $372)" Please revise to eliminate unnecessary details, which make it difficult to understand the total liabilities associated with the tax and social security obligations.

Sunset Suits' response: We have revised the subject risk factor to eliminate unnecessary details per the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. We note your response to prior comment two and revised disclosure in MD&A. In particular we note

statements regarding, for example, the company financing operations "by increasing its non-cash negative working capital" and not being able to "fully reduce its accounts payable and other operating liabilities." Statements such as these are difficult to understand without a background in accounting. Please revise to put the statements in clearer language understandable to the average investor. For example, clarify whether you finance operations by delaying the payment of accounts payable. Please revise accordingly.

Sunset Suits' response: We have revised the MD&A accordingly.

<u>Loan Facilities, page 35</u>

3. Also with respect to prior comment two, you state in your response that you have not included a projection of future cash flows from operations. However, you still disclose on page 16 that you estimate an increase in revenue of up to 10% in the next two years, and that "[t]o do this" you "expect to spend approximately $250,000 and $1 million in additional promotion and marketing expense in 2009 and 2010 respectively." If you retain the 10% projection, please revise to further clarify the "financial data," "know-how," and "observations" that support the 10% estimate. See prior comment one from our letter dated July 28, 2009. In addition, please revise this introductory section of the MD&A to address the going concern discussion on page F-10.

Sunset Suits' response: We have removed the 10% projection. We have also added a discussion of going concern to the introductory section of the MD&A.

4. Also in connection with management's projections, we note the statement on the cover page that in determining the price you considered the total number of shares outstanding post-offering, estimated market capitalization, forward looking net income and targeted price-to-earnings ratio. We refer you to comment one from our comment letter dated June 12, 2009. Please revise the Plan of Distribution on page 71 to further clarify the factors considered in determining the offering price, including assumptions underlying projections. In this regard, please address the extent to which the price has been affected by the "global economic crisis" or your recent and projected operations in light of the global economic crisis.

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Sunset Suits' response: We have reduced the initial price of the offering to $2.40. This reduction in the offering price, which was accurate at the time of the private placement and the initial filing of the Registration Statement, takes into account the effect of the global economic crisis on our business since the closing of our private placement. This economic crisis has had a negative impact on our business and was the major reason that the Company did not meet certain financial performance thresholds agreed to with our investors, thereby resulting in the release of the Make-Good shares to the investors. Following the release of these shares, the effective price per share paid by the investors was $2.40.

5. Your revised disclosure refers to the requirement of "additional financing" on page 35 with respect to the continuation of recent operations. You also refer to approximately $10.7 million of "additional financing" on page 16 with respect to your achievement of long-term goals. Please revise page 16 to clarify the difference between your financing requirements for current operations as compared to such requirements for your long-term goals.

Sunset Suits' response: We have revised the section that appeared on page 16 to reference discussion of financing needed to support the current level of operations discussed in the "liquidity and capital

resources" section. **We have also clarified the relationship between the amounts needed for the two purposes.**

Operating Segment Analysis, pages 26 and 32

6.   Please revise your disclosures within the charts at pages 26 and 32 to indicate the amounts eliminated for sales between segments, as previously included at page 26 in Amendment 4 to your Form S-1. Specifically, we believe your captions, 'Intersegment revenue eliminated in consolidation' and 'External production revenue' allow readers to analyze the fluctuations in Production and Retail segment revenues due to arms-length transactions.

Sunset Suits' response: We have revised the charts regarding out operating segments accordingly.

Repayments of Debt, page 37

7.   Please revise your schedule of long-term debt repayments as of September 30, 2009 to reconcile to the 'Total Outstanding' column within the caption 'Loan Facilities' at pages 41-42 and footnote 13 of your interim financial statements at page F-23.

Sunset Suits' response: We have revised the long-term debt repayment schedule such that it now reconciles to the "Total Outstanding" column with the caption "Loan Facilities" in the MD&A and with detail schedule in footnote 13.

Tax and Social Security Payment Obligations, page 43

8.   We note your response to comment five from out letter dated October 5, 2009, including the rollforward of your social security balance payable in PLN from May 31, 2008 to June 30, 2009 on page 45 of your amended Form S-1. Please revise your table to provide the charges and payments between each financial statement period presented, beginning with January 1, 2007 up to and including September 30, 2009. Please provide a reconciliation from this table to the amounts included at each balance sheet date. For example, we could not reconcile the current and deferred mounts due at September 30, 2009 to your Social Security Tax Payable of $8,104 at page F-2 1 of your financial statements. Also, please ensure the total amount in your table demonstrating the amounts you intend to pay by period reconciles to your Social Security Tax Payable within your footnotes, or provide a brief reconciliation at page 45 describing any differences.

Sunset Suits' response: We have prepared and provided the requested reconciliation in the S-1.

Sunset Suits Holdings. Inc. US GAAP Consolidated Financial Statements For the Nine Months Ended September 30, 2009, page F-2

Going Concern, page F-9

9.   We note that there was "substantial risk that the Group might be unable to continue as a going concern" as of the date of the financial statements have been prepared. In addition, you disclose that Management believes the Group is able to continue as a going concern for the next 12 months. Please disclose clearly, without the use of any conditional language, whether you believe there is substantial doubt about your ability to continue as a going concern. To the extent such substantial doubt exists, convey to us why your auditors did not include an explanatory paragraph describing the substantial

doubt about your ability to continue as a going concern and expand your disclosure to describe management's viable plans that has the capability of removing the threat to the continuation of the business. Refer to AU 341 and FRC 607.02 for additional guidance.

Sunset Suits' response: We have revised our disclosures in Note 1 of the unaudited September 30 financial statements to include clear language that there is substantial doubt about the Company's ability to continue as a going concern. This assessment of our ability to continue as a going concern was made through September 30, 2010.

Our auditors did not include in their auditors' report, on our December 31, 2008 financial statements, an explanatory paragraph indicating that there was a going concern issue because, pursuant to AU Section 341, their evaluation of substantial doubt concerned our ability to continue as a going concern was for a "period of time, not to exceed one year beyond the date of the financial statements being audited". There was no substantial doubt about our ability to continue as a going concern through December 31, 2009.

Note 20, Business Segment Geographic Area Information, page F-26

10. Revise your disclosures to clearly indicate the revenues from external customers for each reportable segment, and the revenues from transactions with other operating segments for each reportable segment as required by FASB ASC 280-10-50-32. Your current disclosures reflect consolidation eliminations as a whole, and do not provide the magnitude of your 'production' sales to third parties, for example.

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Sunset Suits' response: We have revised the Financial Statements accordingly.

Part II

Item 16. Exhibits and Financial Statement Schedules

11. We note that the opinion of counsel filed pursuant to Item 601(b)(5) of Regulation S- K only references Amendment No. 2 to your Form S-l . Prior to effectiveness of the registration statement, please file an opinion of counsel in which your counsel indicates that it has examined the registration statement, as mended. In addition, the opinion of counsel should cover the associated rights under your shareholder rights plan.

Sunset Suits' response: Our counsel has revised its opinion accordingly.

*****

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8158.

Sincerely,

Sunset Suits Holdings, Inc.

By: <u>/s/ Mirosław Kranik</u>
     Mirosław Kranik
     Chief Executive Officer

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